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SEC Mail Processing
MAR 07 2022
Washington, DC

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SEC FILE NUMBER
8-41640

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Student Options LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One Montgomery Street, 2nd Floor
(No. and Street)

San Francisco (City) CA (State) 94104 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Steven Student (Name) (925) 570-3110 (Area Code – Telephone Number) (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cropper Accountancy Corporation
(Name – if individual, state last, first, and middle name)

2700 Ygnacio Valley Rd (Address) Walnut Creek (City) CA (State) 94598 (Zip Code)

(Date of Registration with PCAOB)(if applicable) # 3381 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Steven Student, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Student Options LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

SEE ATTACHMENT
JURAT/~~ACKNOWLEDGMENT~~
A.S. 02/15/2022

Notary Public

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [x] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [x] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [x] (z) Other: SIPC-7 Report

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document, to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State Of: **California**
County Of: Contra Costa

Subscribed and sworn to *(or affirmed)* **before me on the** 15th **day of** Feb**, 2022**

By Steven Student

, proved to me on the basis of satisfactory evidence to be the person(s)

who appeared before me.

A. Singh Bola

A. SINGH BOLA
COMM. # 2333123
NOTARY PUBLIC • CALIFORNIA
CONTRA COSTA
Commission Expires SEPT 03, 2024
SSC1

Seal

Title of Document: Annual Reports form X-17A-5

Total Number of Pages: 03

Notary Commission Expiration Date: September 03, 2024

Notary Commission Number: #2333123

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Student Options, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Student Options, LLC (Company) as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
We have served as Student Options, LLC's auditor since 2017.
Walnut Creek, California
February 25, 2022

STUDENT OPTIONS, LLC
Statement of Financial Condition
December 31, 2021

ASSETS

Cash in bank	$ 3,856,182
Deposits with clearing broker	145,330
Total cash	4,001,512
Receivables	231,166
Total assets	$ 4,232,678

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accounts payable	$ 31,885
Total liabilities	31,885

MEMBERS' EQUITY

Members' equity:	
Members' Equity	4,200,793
Total members' equity	4,200,793
Total liabilities and members' equity	$ 4,232,678

The accompanying notes are an integral part of these financial statements.

1. General Information and Summary of Significant Accounting Policies

Description of Business

Student Options LLC (the "Company"), is a California limited liability company formed on September 24, 1998. The Company is registered as a broker and dealer in securities with the Securities and Exchange Commission ("SEC") and is a member of NYSE Arca and the Securities Investor Protection Corporation ("SIPC"). The Financial Industry Regulatory Authority ("FINRA") is its examining agency on behalf of NYSE Arca.

As a registered Floor Broker, the Company acts in an agency only capacity conducting a commission business in Equity Derivatives execution. The Company does not commit capital or otherwise engage in proprietary trading activities. During the normal conduct of business the Company may engage in the following activities: order execution and reporting, representation of non-marketable limit orders, liquidity seeking function, supplying factual market information, match buy/sell orders, and maintain compliance with all applicable laws and regulations.

Vision Financial Markets LLC (the "Clearing Broker") provides an error account for the Company.

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting wherein income is recognized as earned and expenses are recognized when incurred.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash

The Company maintains its cash in bank deposit accounts, which, at all times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Income taxes

No provision for federal or state income taxes has been made since the Company is treated as a pass through entity for income tax purposes and its income is allocated to the members for inclusion in the members' income tax returns. Management has concluded that the Company is not subject to income taxes in any jurisdiction and that there are no uncertain tax positions that would require recognition in the financial statements. Accordingly, no provision for income taxes is reflected in the accompanying financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as income taxes. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analysis of tax laws, regulations and interpretations thereof as well as other factors. With few exceptions, the Company is no longer subject to examination by tax authorities for years before 2016.

1. General Information and Summary of Significant Accounting Policies (Continued)

Depreciation of fixed assets
On May 21, 2018, the Company purchased a new vehicle costing $442,736 and is depreciated over a seven year period. In August 2021, the Company sold the vehicle for $236,526. The gain after depreciation of $207,400 was $1,190.
Depreciation expense for the eight months of the year is $42,160.

2. Cash in Bank

The Company maintains cash in two financial institutions. The accounts at each institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2021, the Company's cash balance exceeded the FDIC insured limit by $2,278,090.

The Company had $1,089,078 deposited in a money market fund (MMF) that invests exclusively in treasury debt. The MMF invests 100% of its total assets in cash, Treasury Bills, Notes, and other obligation issued or guaranteed as to principal and interest by the US Treasury. The weighted average maturity of the money market investments is 49 days. The money market investments are not insured or guaranteed by FDIC or any other government agency.

3. Clearing Deposit

Consistent with industry practice, the Company's clearing broker, Vision Financial Markets LLC, is holding $145,330 as a deposit for errors.

4. Net Capital Requirement

As a registered broker and dealer in securities, the Company is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1).

The Company's ratio of aggregate indebtedness to net capital as defined in the Uniform Net Capital Rule was approximately 0.8 to 1 at December 31, 2021. Aggregate indebtedness and net capital change from day to day. The Company is required to maintain a ratio of less than 15 to 1.

At December 31, 2021, the Company had net capital as defined of $4,115,698, which exceeded the minimum requirement of $5,000. The Company must maintain a minimum net capital of 120% of the minimum required capital to avoid interim reporting requirements.

5. Exemption from Rule 15c3-3

The Company is exempt from certain provisions of Rule 15c3-3 since it does not clear transactions in securities or hold customer funds or securities.

6. Commitments, Contingencies, Guarantees

As of December 31, 2021, the Company had no commitments, contingencies or guarantees to be reported in these notes.

7. Subsequent Events

Management has evaluated subsequent events through the date of the report of Independent Registered Public Accounting Firm, the date on which the financial statements were available to be issued and has determined there were no material subsequent events to disclose.

8. Revenue Recognition

The firm operates as a floor broker on the options exchange floor by taking orders to purchase or sell option contracts for its customers. Those orders are then executed on the floor when a buyer or seller agrees to accept the contract. Revenues are earned and recognized as the orders are executed. The customer is invoiced at month end for a percentage of the number of contracts executed. All of these revenues are presented on the income statement as fees and commissions.

The Company's receivables are recognized when performance obligations are met prior to recording payment by the customer. The Company believes that 100% of the receivables are collectible and no allowance is necessary.

9. Loan Payable – Paycheck Protection Program

The Company received a loan from Chase Bank in the amount of $179,352 under the Paycheck Protection Program established by the Corona Virus Aid, Relief, and Economic Security (CARES) Act.

In September 2021 the loan was forgiven in accordance with the provisions of the CARES Act. The forgiveness was granted free from Federal taxation.

10. Fair Value Measurement

Fair value is defined as the price that would be received to sell as asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price).
The accounting guidance includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are as follows:

*Level 1 – Unadjusted quoted prices for identical assets or liabilities in active markets.

*Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability; and

*Level 3 – Unobservable inputs for the asset or liability, which include management's own assumption about the assumptions market participants would use in pricing the asset or liability, including assumptions about risk.

Money market funds are valued at the closing price reported by the fund sponsor from an actively traded exchange. These are included within cash equivalents as level 1 measurements.